BY EDGAR AND FEDERAL EXPRESS

November 26, 2019

Ms. Joanna Lam

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Beverages, Apparel and Mining

100 F Street, N.E.

Washington, D.C. 20549

RE:Parallax Health Sciences, Inc.

Amended Form 10-K for the Fiscal Year ended December 31, 2018

Filed October 21, 2019

File No. 000-52534

Dear Ms. Lam:

By letter dated November 4, 2019, the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) provided Parallax Health Sciences, Inc. (the “Company”) with comments to the Company’s Amended Annual Report for the Fiscal Year Ended December 31, 2018, on Form 10-K filed on October 21, 2019 (the “Amended Annual Report”).  This letter contains the Company’s responses to the Staff’s comments.  The numbered responses and the headings set forth below correspond to the numbered comments and headings in the Staff’s November 4, 2019 comment letter.

Concurrently with the delivery of this letter, the Company is filing via EDGAR Amendment No. 4 to the Form 10-K setting forth an amended Annual Report, reflecting changes made in response to the Staff’s comments.  A copy of the amended Annual Report, marked to show changes, is enclosed for your convenience.

In addition to the changes made in response to the Staff’s comments, Amendment No. 4 to the Annual Report reflects some corrections or clarifications to selected passages of the original Annual Report.

Los Angeles:New York:

1327 Ocean Avenue, Suite M28 West 36th Street, 8th Floor

Santa Monica, CA 90401New York, NY 10018

(310) 899-4442

PARALLAX HEALTH SCIENCES, INC.

Parallax Health Management, Inc.  ●  Parallax Behavioral Health, Inc.  ●   Parallax Diagnostics, Inc.  ●   Parallax Communications, Inc.

Parallax Health Sciences, Inc.November 27, 2019

United States Securities and Exchange CommissionPage 2 of 3

Amendment No 2. to the Form 10-K for the fiscal year ended December 31, 2018

General

1.Please revise your Form 10-K to comply with the comments issued on the Amended Registration Statement on Form S-1 in the letter dated November 4, 2019, as applicable.

COMPANY RESPONSE

The Company’s Form 10-K for the fiscal year ended December 31, 2018, has been revised to comply with the comments issued on the Staff’s letter dated November 4, 2019, and November 14, 2019, in reference to the Company’s recently amended Registration Statement, as applicable.  An amended Form 10-K/A-4 has been filed through Edgar on November 25, 2019.

Controls and Procedures, page 56

2.We note your management concluded that your disclosure controls and procedures and internal control over financial reporting were effective as of the end of the period covered by your annual report. Given the fact that you have restated your previously issued financial statements due to errors in the accounting for certain convertible debt, warrants and convertible preferred stock, please address the following points:

•Tell us why you did not disclose that these restatements were indicative of a material weakness in your internal control over financial reporting to comply with Item 308(a)(3) of Regulation S-K.

•Tell us how your officers determined that your disclosure controls and procedures were effective despite such material weakness in your internal controls over financial reporting.

•Tell us which COSO framework was used by your management in the evaluating the effectiveness of your internal control over financial reporting.

Please note that this comment also applies to the Form 10-Q for the interim period ended June 30, 2019.

COMPANY RESPONSE

The Company respectfully submits that it has amended the section cited by Staff to properly disclose the discovery of a material weakness in its internal controls at December 31, 2018.  The weakness was very specific in nature, relating to the valuation and recognition of stock warrants and derivative liabilities.

The necessary remedies to the Company’s internal controls were instituted immediately.   In addition, significant changes to the accounting requirements for certain derivative instruments were eliminated through the effectiveness on December 31, 2018, of FASB ASU 2017-11.  As a result, the material weakness previously identified was significantly mitigated subsequent to December 31, 2018.

Parallax Health Sciences, Inc.November 27, 2019

United States Securities and Exchange CommissionPage 3 of 3

With respect to the June 30, 2019 filing period, management has reviewed the internal controls disclosure within the 10-Q, and believes it accurately discloses the effectiveness of its internal controls.

With respect to the Staff’s comment regarding the COSO framework, the Company subscribes to the updated the COSO Internal Control–Integrated Framework Compendium Bundle, and also utilizes an internal controls checklist, to evaluate its internal controls.

Exhibits

3.We reissue comment two. Please refile your exhibits in the proper text-searchable format. Please refer to Section 5.2.3.6 of the EDGAR File Manual (Volume II) EDGAR Filing (Version 49) (December 2018) and Item 301 of Regulation S-T.

COMPANY RESPONSE

As part of the 10-K Amendment #4, the Company has refiled the exhibits that were previously in image format, with the exception of exhibit 3.1(a), which was filed in 2010, prior to the Company’s involvement.  All exhibits, except 3.1(a), are now in searchable text format.

* * *

Apart from the foregoing responses to the Staff’s comments, the Company acknowledges that it is responsible for the accuracy and adequacy of the disclosures contained in the Form 10-K, as amended by Amendment No. 4.

Please direct questions regarding this response letter to the undersigned at 404-915-8449.

Very truly yours,

PARALLAX HEALTH SCIENCES, INC.

/s/ Paul R. Arena

Paul R. Arena

Chief Executive Officer

Cc:Craig Arakawa (SEC)

Michael Killoy (SEC)

Pam Howell (SEC)

Peter Hogan, Esq. - Buchalter